UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                            Sequential
        Exhibit              Description                    Page Number
        -------              -----------                    -----------

       1.         Press release, dated August 2, 2004            3



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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: August 2, 2004                By: /s/ Dafna Gruber
                                       ---------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer




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


                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com       carmen.deville@alvarion.com
-------------------------       ---------------------------


                                                           FOR IMMEDIATE RELEASE




           BRITISH TELECOM BUILDS ON RADIO BROADBAND TRIALS TO ENHANCE 100% BROADBAND COVERAGE PROPOSITION USING ALVARION EQUIPMENT

             BT places order with Alvarion following successful bid
            to bring complete broadband coverage to Northern Ireland
                                   ----------

Tel-Aviv, Israel, August 2, 2004 - Alvarion Ltd. (NASDAQ: ALVR) has announced that BT's trials of its Radio Broadband (Broadband Wireless Access) technology have been successfully concluded, and that BT has signed an initial contract with Alvarion to help bring the solution to market. An initial order has already been placed by BT, for equipment for its first sites in Northern Ireland.


Northern Ireland is set to be the first region to deploy Radio Broadband, following a DETI contract awarded to BT on March 29, to provide 100% broadband coverage in Northern Ireland by December 2005. Radio Broadband will be an integral part of this total coverage solution.

The network pilots were conducted in Porthleven (Cornwall), Pwllheli (Wales), Ballingry (Scotland) and Campsie (Northern Ireland).

Feedback on the trials was positive, with 73% of trialists extremely or very satisfied with the product. 89% of those involved in the trial also indicated that they would be interested in subscribing on a permanent basis. It is likely that radio broadband will play a key part in addressing those 565 exchanges across the UK where ADSL is not commercially viable, working with partners to provide the most cost effective technical solution.

"Radio broadband provides another innovative way for BT to provide ADSL-equivalent services in areas where our wireline infrastructure cannot reach," said Chet Patel, General Manager of Internet Access products at BT. "Feedback from the trials was incredibly positive both in terms of ease of use, and suitability for the job. Based on this, we're confident that the product will begin to meet the needs of more remote broadband users, where we are able to deploy this technology."


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

"After 10 years of field deployments, wireless broadband is now a mainstream access technology," said Zvi Slonimsky, CEO of Alvarion. "In the near future, the proliferation of WiMAX-Certified systems will usher in the era of mass-market radio broadband equipment, delivering both economical and performance benefits to everyone from operators to end users. Alvarion continues to be at the forefront of innovation, and our leadership position is confirmed by our relationships with the likes of BT, not to mention our strong and diverse customer base."

About BT
BT Group plc is the listed holding company for an integrated group of businesses providing voice and data services in the UK and overseas, particularly in Europe, but also in the Americas and the Asia Pacific region. British Telecommunications plc, a wholly-owned subsidiary of BT Group plc, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

o BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

o BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

o BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2004, BT's turnover was (pound)18,519million with profit before goodwill amortisation, exceptional items and taxation of (pound)2,016million.

For more information, visit www.bt.com

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles


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in the IEEE and HiperMAN standards committees and experience deploying
OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.



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